Part I, Item 7

7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:

Secondary Address

~~Vega-Chi Financial Technologies Ltd.~~
~~Sotiri Tofini 4, 2nd Floor~~
~~Agios Athanasios, Cyprus (because of limitations to form, not Virginia)~~
~~4102~~
~~Virginia~~
<u>Cyrus One</u>
<u>800 Cottontail Lane</u>
<u>Somerset</u>
<u>08873</u>
<u>New Jersey</u>

Part II, Item 1a.

Yes

The Broker-Dealer Operator (Liquidnet, Inc., also referred to as LNI) has two business units that can enter or direct the entry of orders into the NMS Stock ATS (the Negotiation ATS) (MPID LQNT):

~~*~~ <u>1.</u> Trade Coverage group (for low-touch orders)
~~*~~ <u>2.</u> Trading desk (for high-touch orders).

<u>Each unit enters only agency orders.</u> The MPID for each group is LQNB<u>.</u>

~~A. Trade Coverage group~~

~~Trade Coverage personnel monitor and provide support for low-touch orders from LNI participants. A low-touch order means an order initiated by a participant without any action by an LNI representative. A participant of the Negotiation ATS means any firm that sends orders: (i) directly to the Negotiation ATS; or (ii) to LNI as a parent order, where LNI can transmit a child order to the Negotiation ATS. The participant categories of LNI are Member, customer, and liquidity partner. Liquidity partners (LPs) can access the other ATS operated by LNI (the Liquidnet H2O ATS), but they cannot access the Negotiation ATS. Accordingly, LPs are not participants of the Negotiation ATS, and participants of the Negotiation ATS consist of Members and customers. For information regarding LPs, please refer to the Form ATS-N for the Liquidnet H2O ATS (the H2O ATS). The participant categories of Member and customer are described in detail in the response to Item 2.b. of Part III. In the responses in this filing, we use the term participant as the equivalent to the term Subscriber as used in the Form ATS-N questions.~~

Trade Coverage personnel are not able to enter new orders into the Negotiation ATS. In real-time, Trade Coverage personnel can intervene on algo orders if directed to do so by a participant. Examples of intervention would be changing a limit price, strategy, or strategy parameter or cancelling an order.

LNIs MPID is LQNB. The MPID for the Trade Coverage group is LQNB.

The following are the possible sources of low-touch orders:

Liquidnet 5 orders. LNI makes a desktop trading application available to LNI Members. The application is called Liquidnet 5. Users of Liquidnet 5 (referred to as Members) can create algo, Liquidnet-only, LN auto-ex, automated negotiation, and manual targeted invitation orders. These are parent orders transmitted by the Member to LNI. Based on these parent orders, LNI, acting as agent, can create child indications and orders that interact with the Negotiation ATS and the other equity ATS operated by LNI, the Liquidnet H2O ATS (the H2O ATS). We refer to these parent orders as Member orders. We refer to the child indications and orders created by LNI and transmitted to the H2O ATS as LPC indications and LPC orders, respectively. The Negotiation ATS and the H2O ATS are referred to collectively as the Liquidnet ATSs. In this document, we refer to algo, Liquidnet-only, LN auto-ex, automated negotiation, and manual targeted invitation orders as parent orders.

When a Member creates an algo or Liquidnet-only order through Liquidnet 5, the Member order is handled through LNI and can be monitored by Trade Coverage personnel through a version of LNIs internal execution management system (EMS).

See the response to Item 7.a. of Part III for additional detail regarding LPC orders.

Desktop trading application with a subset of Liquidnet 5 functionality. LNI makes available to customers a desktop trading application with a subset of Liquidnet 5 functionality, as described in the response to Item 5.a. of this Part II. Users of this application can create algo, Liquidnet-only, and LN auto-ex orders that interact with the Liquidnet ATSs. These are parent orders transmitted by the participant to LNI. Based on these parent orders, LNI, acting as agent, can create child indications and orders (specifically, LPC indications and orders) that interact with the Liquidnet ATSs. We refer to Liquidnet 5 and this trading application collectively as the Liquidnet desktop trading application.

When a customer creates an algo or Liquidnet-only order through this application, the customers order is handled through LNI and can be monitored by Trade Coverage personnel through a version of LNIs internal EMS.

Orders transmitted by customers outside of the Liquidnet desktop trading application. Customers can transmit algo and Liquidnet-only orders to LNI without using the Liquidnet desktop trading application - for example, through a drop-down menu in the customers execution management or order management system (OMS). These are parent orders transmitted by the participant to LNI. Based on these parent orders, LNI, acting as agent, can create child indications and orders (specifically, LPC indications and orders) that interact with the Liquidnet ATSs. Participants that qualify as customers can use this method of order transmission. These orders are considered low-touch orders because they are initiated without any action by an LNI representative.

Trade Coverage personnel can monitor these orders through a version of LNIs internal EMS.

B. Trading desk

LNI has an electronic agency trading desk that handles high-touch orders as agent for customers. A high-touch order means that the order is initiated by an LNI trader based on a customers instructions. In handling a high-touch order, an LNI trader can access the Liquidnet ATSs as well as third-party execution venues, subject to the customers instructions. The LNI trader accesses the Liquidnet ATSs and third-party execution venues by creating an order in the EMS used by the LNI electronic agency trading desk.

The LNI trading desk only accesses the Negotiation ATS as agent, except in the limited case of a test trade requested by a participant. LNI requests that participants conduct any test trades that involve LNI as a contra using test symbols. In the rare circumstance where a participant requires testing with a non-test symbol, the LNI trading desk will generate a contra-side order to transmit to the Liquidnet ATSs.

The MPID for the LNI trading desk is LQNB.

Item 1b.

Yes ~~No~~
~~The LNI trading desk has access to the same algos and configurations for accessing the Negotiation ATS as are available to other participants, subject to the following specific exception: * The LNI trading desk may have access to new algos or configurations or modifications to LNIs algos prior to making them available to LNIs participants. This is for the purpose of testing proposed updates prior to a wider release.~~

Item 2a.

Yes

LNI branded affiliates outside of the United States (collectively, the "LNI BD Affiliates") send their clients" orders in U.S. symbols to LNI for execution. Orders sent by the LNI BD Affiliates to LNI may be routed to and receive executions in the Negotiation ATS. The LNI BD Affiliates do not have their own MPIDs.

1. Liquidnet Asia Limited – broker-dealer, agency, no MPID.
2. Liquidnet Australia Pty Ltd. – broker-dealer, agency, no MPID.
3. Liquidnet Canada Inc. – broker-dealer, agency, no MPID.
4. Liquidnet Europe Limited – broker-dealer, agency, no MPID.
5. Liquidnet Japan Inc. – broker-dealer, agency, no MPID.
6. Liquidnet Singapore Pte Ltd – broker-dealer, agency, no MPID.
7. TP ICAP Europe SA – broker-dealer, agency, no MPID.

The foreign LNI Affiliates identified above may similarly onboard TP ICAP Group foreign securities dealers as LPs in their respective regions.

The following is a list of each securities dealer Affiliate of LNI, the country where its head office is located, and its registration category: 1. Liquidnet Asia Limited Country of head office: Hong Kong Registration category: Licensed by the Hong Kong Securities and Futures Commission to carry out Type 1 (dealing in securities) and Type 7 (providing automated trading services) regulated activities. Regulated by the Monetary Authority of Singapore as a Recognized Market Operator. 2. Liquidnet Australia Pty Ltd. Country of head office: Australia Registration category: Registered with the Australian Securities and Investments Commission as an Australian Financial Services Licensee. 3. Liquidnet Canada Inc. Country of head office: Canada Registration category: Authorized as an investment dealer (or equivalent) by the Ontario Securities Commission, Autorite des Marches Financiers of Quebec and the British Columbia, Alberta, Saskatchewan, Manitoba and New Brunswick Securities Commissions. Operates the Liquidnet Canada ATS, which is also registered in these provinces. Member of and regulated by the Canadian Investment Regulatory Organization. 4. Liquidnet EU Limited Country of head office: Ireland Registration category: Authorized and regulated by the Central Bank of Ireland as a MiFID II investment firm and MTF operator. Has obtained passport authority to transact business with customers in other European jurisdictions. 5. Liquidnet Europe Limited Country of head office: England Registration category: Investment firm authorized and regulated by the UK Financial Conduct Authority in the United Kingdom as a limited license firm and operator of two multilateral trading facilities. Has obtained passport authority to transact business with customers in other European jurisdictions. Licensed by the South Africa Financial Sector Conduct Authority as a Category 1 Financial Services Provider. 6. Liquidnet Japan Inc. Country of head office: Japan Registration category: Registered as a dealer by the Japanese Financial Services Agency. Member of the Japanese Securities Dealers Association and the Jasdec DVP Clearing Corp. 7. Liquidnet Singapore Pte Ltd Country of head office: Singapore Registration category: Registered with the Monetary Authority of Singapore as a Capital Markets Service Licensee for dealing in securities (introducing broker). These Affiliates (we refer to them as the LNI Affiliates) are not US-registered broker-dealers. Accordingly, they do not have MPIDs. The LNI Affiliates act as agent only, except in the limited case of a test trade requested by a participant. Any reference in this filing to LNI (except where LNI is being distinguished from the LNI Affiliates) includes the LNI Affiliates acting with respect to the participants in their respective regions. Manual negotiation orders are routed by the LNI Affiliates directly to the Negotiation ATS (MPID of LQNT). Other orders from the LNI Affiliates are routed through LNI, the broker (MPID of LQNB).

Item 3a.

Yes No

 As noted, LNI does not trade as principal in the Negotiation ATS, except in the case of a test trade as requested by a participant. LNI does act as agent on behalf of participants. Participants can elect not to interact with certain sources of liquidity for which LNI acts as agent, but this election is based on the category of the participant as opposed to LNIs involvement as agent. In other words, if a participant elects not to interact with orders from a particular category of participant, the participant would not interact with (i) orders transmitted directly to the Negotiation ATS by a participant in that category, and (ii) LPC orders where the parent order was from a participant in that category. See the response to Item 14 of Part III for additional detail.

Item 3b.

Yes No

~~This is the same as the response to Item 3.a. of this Part II. In particular, participants can elect not to interact with certain sources of liquidity for which an LNI Affiliate acts as agent, but this election is based on the category of the participant as opposed to the involvement of the LNI Affiliate as an agent.~~

Item 5a.

Yes

LNI offers the following products and services to Participants (see description in response to Item 2 of Part III) for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

1. Access to LNIs algorithms, which in turn is able to access numerous trading centers, including the Negotiation ATS (as discussed in Part 5 of Part III),
2. Access to LNIs Liquidnet 5, which is a low touch platform, accessed by Members only (see description in response to Item 2b of Part III), that can be used to access directly LNIs algorithmic trading strategies, Negotiation ATS , H2O ATS (another NMS Stock ATS operated by LNI, and/or external venues,
3. Technology to interface with the Participants OMS,
4. Technology to facilitate the transmission of orders and indications of interest (IOI) (see description in Item 7 of Part III) by a Participant to LNI and the Negotiation ATS,
5. Access to the LNI Trading Desk,
6. Sponsored broker. Members and Customers that participate in LNIs sponsored broker service can designate a sponsored broker for an order. In a sponsored broker arrangement, LNI acts as a service provider on behalf of the sponsored broker. If a trade is executed by LNI, LNI is responsible for trade settlement with the sponsored broker, and the sponsored broker is responsible for trade settlement with the Member or Customer, and

Market data (as described in the response to Item 23 of Part III). ~~LNI offers the following products and services to participants for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:~~

~~* Liquidnet 5 (see the response to Item 1.a. of this Part II)~~
~~* The desktop trading application with a subset of Liquidnet 5 functionality (see the description below in this response)~~
~~* Technology to interface with the participants OMS~~
~~* Technology to facilitate the transmission of orders and interest by a participant to LNI and the Negotiation ATS~~
~~* The order types described in the response to Item 7.a. of Part III. In particular:~~
~~** Manual negotiation orders~~
~~** LPC orders~~
~~* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the Negotiation ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and targeted invitation orders (see the response to Item 5 of Part III for information regarding these parent order types)~~
~~* The Liquidnet electronic agency trading desk (see the response to Item 1.a. of this Part II)~~
~~* The market data described in the response to Item 23 of Part III.~~

See the responses to Items 7.a. and 11.c. of Part III for additional detail regarding these products and services.

* Functionality for indications and orders
** SuperBlock matching - The ability for traders at Members and traders at Customers (collectively Traders) to trade in larger sizes.

See the response to Item 11.c. of Part III for additional detail regarding this service.

Liquidnet desktop trading application with a subset of Liquidnet 5 functionality

Liquidnet make available to Customers a desktop application with a subset of Liquidnet 5 functionality.

This desktop application can include all or a subset of the following Liquidnet 5 functionality:

* The ability to stage indications and create algo and LN auto-ex orders from these indications
* Sending targeted invitations from algos for these orders
* Enabling LN auto-ex orders for SuperBlock matching
* List management functionality
* Analytics.

This desktop application excludes the following Liquidnet 5 functionality:

* Matching and negotiation functionality
* Viewing and executing against broker block notifications
* Receipt of targeted invitations
* Sending of manual targeted invitations
* Alerts of large trades executed by other participants through the System.

Non-ATS broker services

The following are non-ATS broker services that support participant trading activity and might or might not be considered as being for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

* Transaction cost analysis. LNI provides transaction cost analysis reports to participants.
* Commission management. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and Customers using commission credits to pay for research and other permissible services. The commission aggregation service involves LNI administering payments to research and other permissible service providers at the direction of a Member or Customer in connection with executions at LNI and at third-party brokers.
* Sponsored broker. Members and Customers that participate in LNIs sponsored broker service can designate a sponsored broker for an order. In a sponsored broker arrangement, LNI acts as a service provider on behalf of the sponsored broker. If a trade is executed by LNI, LNI is responsible for trade settlement with the sponsored broker, and the sponsored broker is responsible for trade settlement with the Member or Customer.

* Analytics. The Liquidnet desktop application provides pre-trade and post-trade analytics to aid in pre-trade decision making and post-trade evaluation.
* List management. This is functionality in the Liquidnet desktop trading application to facilitate trading of lists (baskets of stocks) by Members.
* Liquidity Watch. Liquidity Watch is a group within LNIs Compliance Department that monitors for Member non-compliance with System usage protocols.

Item 5b.

No

LNI offers different services to different ~~participants~~Participants, as follows:

* The Negotiation ATS makes different services available based on the category of ~~participant~~Participant ~~,~~ (see description in the response to Item 2.b. of Part III).~~as described in the response to Item 2.b. of Part III. In particular, only Members have access to Liquidnet 5.~~
* There are qualification criteria for being eligible to receive targeted invitations, SuperBlock matching and send manual targeted invitations see description in the response to Item 2.b. of Part III)~~, as described in the response to Item 2.b. of Part III~~.
* LNI may offer different non-ATS broker services to different participants. For example, LNI may offer different analytics services to different participants and provide customization of algo orders for certain customers upon request.

Item 5c.

Yes

~~The System is structured to permit participants of the LNI Affiliates to have equivalent access to the Negotiation ATS as participants of LNI. The LNI Affiliates offer services to their participants that are equivalent to the services offered by LNI to LNI participants, as described in this Form ATS-N.~~

~~In particular, the LNI Affiliates offers the following products and services to participants in their respective regions for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:~~

~~* Liquidnet 5 (see the response to Item 1.a. of this Part II)~~
~~* The desktop trading application with a subset of Liquidnet 5 functionality (see the response to Item 5.a. of this Part II)~~
~~* Technology to interface with the participants OMS~~
~~* Technology to facilitate the transmission of orders and interest by a participant to LNI and the Negotiation ATS~~
~~* The order types described in the response to Item 7.a. of Part III. In particular:~~
~~** Manual negotiation orders~~
~~** LPC orders~~
~~* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the Negotiation ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and manual targeted invitation orders (see the response to Item 5 of Part III for information regarding these parent order types)~~

* SuperBlock matching as described in response to Item 11.c of Part III
* The Liquidnet electronic agency trading desk
* The market data described in the response to Item 23 of Part III.
The Firms Affiliates operate business units that offer products and services, including trading desks and algorithms, which result in the orders of their clients being entered on the Negotiation ATS (see Item 2 of Part II for a description of these Affiliates).

Item 5d.

No

The Liquidnet Affiliates offer different services to different participants. In particular:

* The Negotiation ATS makes different services available based on the category of participant, as described in the response to Item 2.b. of Part III. In particular, only Members have access to Liquidnet 5.
* There are qualification criteria for being eligible to receive targeted invitations, SuperBlock matches, and send manual targeted invitations, as described in the response to Item 2.b. of Part III.
* The Liquidnet Affiliates may offer different non-ATS broker services to different participants. For example, the Liquidnet Affiliates may offer different analytics services to different participants and provide customization of algo orders for certain customers upon request. The LNI Affiliates offer different services to different Participants. In particular:

1. The Negotiation ATS makes different services available based on the category of Participant (see description in the response to Item 2.b. of Part III).
2. There are qualification criteria for being eligible to receive targeted invitations, SuperBlock matches and send manual targeted invitations(see description in the response to Item 2.b. of Part III).

Item 6a.

Yes

Confidential trading information (CTI) of Participants of the Negotiation ATS may consist of:

1. The identity of Participants,
2. Orders and IOIs (including match status) transmitted to the Negotiation ATS by or on behalf of a Participant, and
3. Trades executed in the Negotiation ATS by a Participant.

Notwithstanding the preceding, LNI does not consider post-trade information that is aggregated and anonymized, or otherwise presented in a way that does not reveal a client to be a Participant of the Negotiation ATS to be CTI. For example, LNI may share post-trade data consisting of overall LNI trading activity, but the information is presented as overall LNI activity) with third-party providers for the purpose of analyzing LNIs business. Participants may opt out of having their overall LNI activity data provided to these third-party providers by contacting Trade Coverage. "Post-trade" information refers to information that has been reported to the consolidated tape pursuant to SRO trade reporting requirements.

LNI does not have any personnel whose sole responsibility is to service the Negotiation ATS. Below is a summary of the shared personnel that provide services to the Negotiation ATS. Shared personnel are employed by LNI, Liquidnet Holdings, Inc., (LNH) which is LNIs parent, and TP ICAP Americas Holdings Inc. (TPIAH), which is LNHs parent, and certain affiliates Liquidnet Canada Inc. (LNC), Liquidnet Japan Inc. (LNJ), Liquidnet Australia Ply LTD (LNAU), Liquidnet Asia Limited (LNAL), Liquidnet Singapore Pte. Ltd. (LNS), Liquidnet Europe Ltd. (LNEL), Liquidnet Technologies Europe Limited (LNTE), TP ICAP Group Services Limited (TPGS), TP ICAP (Europe) S.A. (TPIE), TP ICAP Management Services (Hong Kong) Limited(TPHK), TP ICAP Management Services (Singapore) Pte. Ltd., and TP ICAP Management Services (Australia) Pty Ltd. (TPMSA) and have access to CTI of the Negotiation ATS:~~Below is a summary of the shared personnel that provide services to both the Negotiation ATS and other business units within LNI or within LNIs parent company (Liquidnet Holdings, Inc.) and have access to confidential information of the Negotiation ATS:~~

1. Business Analytics personnel.~~* Sales Analytics personnel~~. ~~Sales~~ Business Analytics personnel provide data and reports to internal ~~Liquidnet~~ LNI personnel~~customers~~, such as ~~Corporate~~ Senior Leadership, Sales, and Marketing, for use in monitoring, developing, and enhancing ~~Liquidnets~~ LNIs products and services, including ATS and non-ATS products and services. These personnel are employees of LNI, LNEL and LNAL.

2. ~~*~~ Product support ~~and implementation~~ personnel. These personnel provide implementation, technical and functional support for ATS and non-ATS activity. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, LNEL, TPIE, and LNTE.
   *
3. Trade services personnel. These personnel handle account set-up, trade allocations and trade settlement for ATS and non-ATS activity. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, LNEL, and TPIE.
4. ~~:~~
   ~~*~~IT Infrastructure ~~Enterprise Technology Services~~ personnel. These personnel maintain the computers, networks, databases, and connectivity that comprise the ~~Liquidnet~~ LNI System, including ATS and non-ATS systems. These personnel are employees of LNH, TPIAH, LNC, LNJ, LNAU, LNAL, LNS, LNEL, LNTE, TPGS, TPIE, TPHK, and TPMSA.~~These personnel are employees of Liquidnet Holdings, Inc. (LNH).~~

5. ~~*~~Software Development and Quality Assurance personnel. These personnel are responsible for the development, enhancement, and maintenance of the software components of the ~~Liquidnet~~ LNI System, including ATS and non-ATS components. These personnel are employees of LNH, TPIAH, LNC, LNJ, LNAU, LNAL, LNS, LNEL, LNTE, TPGS, TPIE, TPHK, and TPMSA.~~Most of these personnel are employees of LNH; some of these personnel are dual employees of LNH and LNI.~~
   *
6. ~~-~~Product personnel. These personnel are responsible for the design and enhancement of ~~Liquidnets~~ LNIs trading products, including ATS and non-ATS products. These personnel are employees of LNH; some of these personnel are dual employees of ~~LNH and~~ LNI LNC, LNAL, LNEL, and TPIE.
   *

9

7. Business intelligence personnel. This team develops reports for use by internal groups in monitoring, developing, and enhancing ~~Liquidnets~~ LNIs products and services, including ATS and non-ATS products and services. These personnel are employees of LNI, LNEL, and LNTE ~~LNH~~.

8. ~~-~~Lega~~l and~~l ~~and,~~ Compliance ~~and SRM~~ personnel. ~~Liquidnets~~ Legal and Compliance personnel are responsible for working with the business units to establish and enforce ~~Liquidnets~~ legal and compliance policies, including ATS and non-ATS policies~~. Liquidnets Security and Risk Management (SRM) personnel are responsible for working with the business units to establish and enforce Liquidnets policies relating to information security, including ATS and non-ATS policies.~~. Legal and Compliance are employees of TPIAH.~~Legal personnel are dual employees of LNH and LNI. Some Compliance personnel are employees of LNI, while others are employees of LNH. SRM personnel are employees of LNH.~~

9. Risk personnel. TPIAH maintains an organization-wide operational risk management program that includes ongoing assessments of strategic, environmental, financial, compliance, security and operational risks. Risk personnel are employees of TPIAH.

10. Credit Risk personnel. These personnel manage the credit risk exposure of LNI, set credit limits for Participants, perform periodic credit reviews of Participants and monitor credit limits on a daily basis. Credit Risk personnel are employees of TPIAH.

11. Information Risk personnel. These personnel are responsible for working with the business units to establish and enforce LNIs policies relating to information security, including ATS and non-ATS policies. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, LNEL, and TPIE.

12. Finance personnel. ~~Designated members of Liquidnets~~ The Finance team ~~have~~ has responsibility for accounts payable and receivable operations in connection with the operation of ~~Liquidnets~~ LNIs business. ~~.~~ These Finance personnel are employees of TPIAH and TPGS.~~These Finance personnel are dual employees of LNH and LNI.~~

13. Trade Coverage personnel. These personnel facilitate negotiations and executions involving Members and ~~customers~~Customers, monitor and provide consultative support concerning Member and ~~customer~~ Customer orders, including orders that interact with the ~~Liquidnet~~ LNIs ATSs and/or other venues, and respond to inquiries and diagnose issues. These personnel are employees of LNI.

14. Trading Desk personnel. These personnel can trade orders sent to the desk by a Participant in accordance with the Participants instructions. Trading Desk personnel handle, troubleshoot and monitor all high-touch Participant orders. Trading Desk personnel also can view and monitor low-touch Member and Customer algo orders and provide consultative support to Members and Customers in connection with these orders. These personnel are employees of LNI.

15. Execution Consulting & Quant Strategies personnel. Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and Customers concerning the use and optimization of LNIs algos and other trading products. These personnel are employees of LNI, LNEL, and LNAL.

16. Commission Management personnel. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and Customers using commission credits to pay for research and other permissible services. These personnel are employees of LNI.

*Performance Analytics personnel. Performance Analytics personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel are employees of LNI.

For administrative purposes, all LNI employees are on the payroll of TPIAH. The classification of an employee as an LNH or LNI employee is based on the function that the employee performs.For administrative purposes, all LNI employees are on the payroll of LNH. The classification of an employee as an LNH or LNI employee is based on the function that the employee performs. For purposes of the response to this Item 6 and Item 7 below, Liquidnet refers to LNH and LNI.

Employees of the Liquidnet Affiliates perform equivalent functions as those performed by LNI employees except that the employees of the Liquidnet Affiliates perform these services on behalf of the participants in their respective regions.

For additional information, see the response to Item 7.d. of this Part II, which identifies the roles and responsibilities of any persons who have access to trading information, the trading information that is accessible by them, and the basis for the access.

Item 6b.

Yes

Liquidnet LNI has engaged the following service providers that provide services that may be considered material in connection with the operation of the Negotiation ATS:

1. Liquidnet Holdings, Inc. Parent company of LNI. Develops and maintains the System and licenses the System to LNI.
2. TP ICAP Americas Holdings Inc. Parent of LNH. TPIAH provides certain shared service employees.
3. TP ICAP Group Services Ltd. is an affiliate of LNI, which provides technology-related services to LNI granting a license for its Fusion system. Fusion enables clients to smoothly access affiliated liquidity pools across products, asset classes, brands and regions.
4. Liquidnet Canada Inc. Provides certain shared service employees as described in Item 6a above.
5. Liquidnet Japan Inc. Provides certain shared service employees as described in Item 6a above.
6. Liquidnet Australia Ply LTD Provides certain shared service employees as described in Item 6a above.
7. Liquidnet Asia Limited Provides certain shared service employees as described in Item 6a above.
8. Liquidnet Singapore Pte. Ltd. Provides certain shared service employees as described in Item 6a above.
9. Liquidnet Europe Ltd. Provides certain shared service employees as described in Item 6a above.
10. Liquidnet Technologies Europe Limited Provides certain shared service employees as described in Item 6a above.

11. TP ICAP (Europe) S.A. Provides certain shared service employees as described in Item 6a above.
12. TP ICAP Management Services (Hong Kong) Limited Provides certain shared service employees as described in Item 6a above.
13. TP ICAP Management Services (Singapore) Pte. Ltd. Provides certain shared service employees as described in Item 6a above.
14. TP ICAP Management Services (Australia) Pty Ltd. Provides certain shared service employees as described in Item 6a above.
15. Equinix. Data center provider for the System.
16. Cyrus One. Data center provider for the System.
17. Oracle. Database software used in connection with the operation of the Negotiation ATS.
18. Redline. Provides market data used in the operation of the Negotiation ATS. See the response to Item 23 of Part III for additional detail.
19. Goldman, Sachs & Co. (GS) LNIs clearing broker for US equities. See the response to Item 22 of Part III for additional detail.
20. Iron Mountain. Back-up tape storage.
* Liquidnet Holdings, Inc. Parent company of LNI. Develops and maintains the System and licenses the System to LNI.
* Equinix. Data center provider for the System.
* Oracle. Database software used in connection with the operation of the Negotiation ATS.
* Goldman, Sachs & Co. Liquidnets clearing broker for US equities.
* Iron Mountain. Back-up tape storage.
* Access Fin Tech. Software for managing credit exposure.
* Schellman. Conducts annual SSAE18 and ISO 27001 audits of Liquidnet.
* SecureWorks. Performs an annual network security assessment of Liquidnets Systems.

Item 7a.
A. General

Confidential trading information of participants of the Negotiation ATS may consist of:

* The identity of participants
* Orders (including match status) transmitted to the Negotiation ATS by or on behalf of a participant
* Trades executed in the Negotiation ATS by a participant.

In the response to Item 7.d. of this Part III, we describe the access to these categories of information by Liquidnet employees and on-site consultants.

In this response we address the following topics:

* External disclosure of identity of participants
* External disclosure of order and trading information
* Controls and procedures relating to access to and use and disclosure of trading information.

1. Background

LNI maintains policies and standards designed to limit sharing of LNI clients CTI with only those who have a need to know such information in order to perform their job functions. These policies and standards also apply to LNI personnel and shared personnel involved in the operation of the Negotiation ATS or responsible for the ATSs compliance with applicable laws.

As noted in Part II, Item 6, any information regarding a Participant's identity, orders, IOIs , or executions related to that Participant is considered CTI. LNI does not consider post-trade information that is aggregated and anonymized, or otherwise presented in a way that does not reveal a Participant of the Negotiation ATS to be CTI.

B2. - Identity of Participants

LNI maintains the anonymity of all Members and customersCustomers.

C. Order and trading information

Liquidnet community trade advertising

Community trade advertising refers to any trade advertising that is limited to Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades.

Since only Members have access to Liquidnet 5, only Members can view trade advertising through Liquidnet 5, but Members and customers can view other types of community trade advertising. LNI may restrict a Member or customer from viewing community trade advertising based on the Members or customers Transparency Controls elections.

External trade advertising

External trade advertising refers to any trade advertising that is not limited to existing and prospective Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising. After T+20, LNI can disclose executed trades to current and prospective Members and customers, regardless of whether the parties to the trade have opted out of external or community trade advertising.

Brokers

By default, brokers that participate as customers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet community and external advertising, subject to the following exception:

* Transition managers can make elections through Liquidnet Transparency Controls

Additional detail on trade advertising

~~Upon request by a Member or customer, Liquidnet, in its sole discretion, can exclude the Members or customers trades from all Liquidnet trade advertising, including symbol-level and aggregated (not symbol-specific) advertising. This exclusion does not apply to any trade advertising that is required by the rules of a governmental or regulatory organization.~~

~~Reporting symbol-specific order and execution data to Members, customers, and prospects to attract block liquidity~~

~~Liquidnet sales and trading personnel can disclose symbol-specific execution data to Members, customers and prospective Members and customers if either of the following applies:~~

~~* External trade advertising is permitted for the trade based on the rules set forth above; or~~
~~* After T+20.~~

~~Disclosing symbol-specific execution data to existing Members and customers is permitted based on the rules for community trade advertising set forth above.~~

~~After T+20, sales and trading personnel can also disclose symbol-specific order information to Members, customers and prospective Members and customers. For example, sales and trading personnel may share algo order information to demonstrate the performance characteristics of Liquidnets algo strategies.~~

~~The purpose for this activity includes supporting existing participants, attracting additional liquidity from existing participants, and attracting additional participants to join the System and add to our liquidity pool.~~

<u>3.</u> Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the Negotiation ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display participant-specific risk management data in a graphical manner to ~~Liquidnet~~ <u>LNI</u> support personnel.

<u>4.</u> Disclosure of aggregated data

LNI discloses certain aggregated trading data to participants and other third-parties. Aggregated data is not symbol specific. Aggregated data may be broken out by one or more categories, including but not limited to: sector; index; and market cap (micro, small, mid and large).

<u>5.</u> Reports to participants relating to their own trading activity

<u>LNI may provide to Members and Customers information regarding their own equity orders, including, but not limited to, (a) order details, consisting of order time, quantity, symbol, side, order type and limit price (if applicable), (ii) match details, consisting of match quantity, match duration, firm-up details, success rates, contra category type, match break reasons, and potential match</u>

analysis and (iii) execution details, consisting of time and quantity of any execution and whether the execution resulted from a targeted invitation.

Additionally, to assist Members in conducting analysis of LNI as an execution venue and to address concerns raised by Members relating to system usage, LNI can provide a report containing information that was previously visible to a trader at the Member firm through the LNI desktop application. The data in these reports can be symbol-specific and can include, but not limited to, the time of a match, broker block notification, or targeted invitation notification and the actions taken by the Member and the contra (to the extent previously visible to a trader at the Member firm).

LNIs automated routing customers (or their respective service providers) transmitting algo orders (including conditional orders) may receive electronic notification in real-time of the matching of an algo order with an available contra.~~LNI provides certain reports to participants relating to their own trading activity. For example, upon request, LNI provides to a participant on T+1 a report that includes all orders created by the participant the prior trading day and, for each order, whether at least one Member received a targeted invitation and whether there was a resulting execution. The purpose of these two reports is to assist participants in assessing the impact of Liquidnet functionality on execution quality.~~

~~D. Controls and procedures relating to trading information~~

~~Liquidnet has implemented various safeguards and procedures to protect the confidential trading information of participants in the Negotiation ATS. This response provides a summary of these procedures.~~

6. Access to internal applications

LNI has implemented procedures for employees requesting access to applications that contain CTI. For an employee to be granted access to an application with confidential trading information a request must be placed through a third-party software tool (or formally documented for batch updates) for addition to a role-based group which includes approved applications and data access for that role's job responsibilities. This request is then approved by the role owner/supervisor prior to access being granted. All applications with CTI are integrated or reviewed on a regular basis against these role-based groups and tested on a regular frequency to ensure compliance.

LNI then performs regular access reviews utilizing several key processes governed by LNIs Transparency Working Group, including:
*Monthly user delta reviews: A review of user changes made to role-based groups is completed and compared vs joiner, movers and leaver lists;
*Quarterly Visibility Matrix review: Data access permission of each role is validated quarterly to ensure adherence with regulations and disclosures;
*Quarterly Role Owner Approval of all Users: A formal review is conducted quarterly of all users within each role by the role owner/supervisor.

Any exceptions must be explained/escalated/approved by senior management or access will be immediately removed.~~Liquidnet has implemented procedures for employees requesting access to applications that contain confidential participant information. An employee requesting access to an application that contains confidential participant information must request approval from his or~~

her manager. If the manager approves the request, the manager must notify the gatekeeper for the application, as designated by Liquidnet. The gatekeeper manages access entitlements for the relevant application. The gatekeeper must notify Liquidnets Security and Risk Management (SRM) group. The manager must provide an explanation for any requested access. A manager cannot approve an access request unless the manager determines that: (i) the employee requires the requested access for the performance of his or her responsibilities on behalf of Liquidnet; (ii) providing the requested access will not adversely impact one or more Liquidnet participants; and (iii) Liquidnet has provided disclosure to its participants that would cover the requested access. SRM must sign-off on any new access entitlements. Compliance conducts oversight of this process. An employees access to an application continues until terminated by Liquidnet. SRM manages a process that involves the periodic review by each manager of the current access entitlements of the employees in the managers group to verify that existing authorizations are still appropriate.

7. Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, ~~Liquidnet~~ LNI engages an outside auditor to assess the suitability and implementation of ~~Liquidnets~~ LNIs information security controls. This assessment includes a review of ~~Liquidnets~~ LNIs processes and procedures for protecting the confidentiality of ~~participant trading information~~CTI. The report of this assessment (called an SSAE18 SOC2 assessment) is ~~posted on the Liquidnet Member website and~~ available to ~~our p~~Participants ~~at any time. Liquidnet also provides a copy of the assessment to participants~~ upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

~~Liquidnet~~ LNI also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management process. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining, and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. ~~Liquidnet~~ LNI engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. ~~Liquidnets~~ LNIs ISO 27001 certification ~~is posted on the Liquidnet participant website and~~ available to ~~our p~~Participants ~~at any time. Liquidnet also provides a copy of the certification to participants~~ upon request.

8. Employee trading policies and review

The LNI Employee Trading Policy (the Policy) is designed to protect against trading on Member, Customer, and LP CTI. The Policy is applicable to all LNI employees in the US, including those employees who possess FINRA-registered licenses maintained by LNI (Covered Persons). Covered Persons are divided between Access Employees and Non-Access Employees. An Access Employee is defined as a Covered Person who has visibility into Member, Customer, or LP real-time order, execution, and indication information as part of their daily responsibility. Access Employees are subject to the additional requirements set forth below. A Non-Access Employees includes anyone outside of the Access Employee definition. Non-Access Employees are subject to the requirements of this Policy forth below.

Covered Persons are permitted to maintain their personal brokerage accounts - and other related (i.e. IRA and ERISA) accounts, (Covered Accounts) with a third-party broker, subject to the requirements and restrictions set forth in the Policy. All Covered Persons are required to disclose their Covered Accounts to the Compliance Department, and provide duplicate transaction confirmations, and if required, duplicate account statements. Access Employees must obtain approval from their manager prior to placing orders in equity securities, equity derivatives and ETFs and must attest to not being in possession of CTI. Non-Access will complete on an annual basis a certification affirming compliance with the Policy.

Prior to the establishment of a Covered Account with a third-party broker, a Covered Person is required to obtain approval from the Compliance Department. A Covered Person is permitted to buy and sell the following: equity securities, equity derivatives and ETFs in a Covered Account. Covered persons are prohibited from participating in Initial Public Offerings (IPOs).

LNI uses a third-party software product to facilitate disclosure and pre-approval of Covered Accounts and pre-clearance of transaction requests, and to assist in monitoring for compliance with LNI policies related to employee trading. Covered Persons are subject to a ten-day holding period for all equity single stock(s) and equity derivative transactions executed in their respective Personal Accounts. This 10-day holding period will not apply to transactions in ETFs or any other securities transaction(s) or other Financial Instrument as defined in the Policy.

Covered Employees who violate LNIs employee trading policies are subject to sanction, including potential termination of employment.

~~The Liquidnet Employee Trading Policy (the Policy) is designed to protect against trading on Member, Customer and Liquidity Partner confidential transaction information. The Policy is applicable to all Liquidnet employees in the US, including those employees who possess FINRA-registered licenses maintained by Liquidnet (Covered Persons). Covered Persons are permitted to maintain their personal brokerage accounts - and other related (i.e. IRA and ERISA) accounts, (Covered Accounts) with a third-party broker, subject to the requirements and restrictions set forth in the Policy. All Covered Persons are required to disclose and receive pre-approval of their Covered Accounts from the Compliance Department, and provide duplicate transaction confirmations, and if required, duplicate account statements. Prior to the establishment of a Covered Account with a third-party broker, a Covered Person is required to obtain approval from the Compliance Department. A Covered Person is permitted to buy and sell the following: equity securities, equity derivatives and ETFs in a Covered Account. Covered persons are prohibited from participating in Initial Public Offerings (IPOs). The Liquidnet Compliance Department uses a third-party software product to facilitate disclosure and pre-approval of Covered Accounts and pre-clearance of transaction requests, and to assist in monitoring for compliance with Liquidnet policies related to employee trading. The minimum holding period for Covered Persons is not required for transactions that have been pre-cleared by the Compliance Department. Liquidnet requires Covered Persons to provide confirmations and statements within the third-party software product maintained by the Compliance Department. Covered Employees who violate Liquidnets employee trading policies are subject to sanction, including potential termination of employment.~~

9. E-mail, IM and correspondence review

~~Liquidnet~~LNI has policies for review of email, IM and other correspondence sent by registered ~~Liquidnet~~ LNI employees. These reviews, which are conducted by ~~Liquidnets~~ LNIs business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of customer information in violation of ~~Liquidnet~~ LNI firm policy. ~~Liquidnet~~ LNI maintains a record of all email, IM and other correspondence sent and received; these records are available for review by ~~Liquidnet~~ LNI personnel as required in response to a regulatory inquiry or in connection with an internal review.

10. Supervisory process

~~Liquidnet~~LNI supervisory personnel are required to certify on a monthly basis that any use of ~~customer~~ Participant data within the supervisors business unit is in compliance with ~~Liquidnet~~ LNI firm policy. ~~Liquidnet~~ LNI personnel are only permitted to use ~~customer~~ Participant data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

~~Trading Rules and Order Handling Q&A~~

~~The Liquidnet Trading Rules describe the various job functions within Liquidnet and the permitted access to and use of trading data by the employees performing each job function. Liquidnet employees are made aware of and required to comply with any limitations on access set forth in the Trading Rules. Such limitations are described in the response to Item 7.d. of this Part II. Supervisory personnel are required to monitor for compliance with these access limitations. These restrictions also are set forth in the Order Handling Q&A document, which Liquidnet updates on a quarterly basis and makes available to all participants.~~

~~Security and risk management department~~

~~Liquidnets Security and Risk Management (SRM) Department has responsibility for security and risk management functions at Liquidnet, which includes maintaining the security of customer trading information.~~

~~Pre-employment screening~~

~~Liquidnet conducts a pre-employment screening of employees for inconsistencies in application and resume information. After an offer is accepted, a criminal background screening may be conducted, subject to compliance with regulatory restrictions. All registered representatives must consent to a Pre-Registration Review.~~

~~Training and security awareness~~

~~SRM conducts onboarding and ongoing training for employees in Liquidnets information security policies and best practices.~~

12. System access controls

~~Liquidnet~~ LNI has instituted technological controls on access to trading information, including ~~user~~

nameusername and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party and included in an SSAE18 report and ISO 27001 certification, which are available to our participants and regulators.

Keycard controls and video surveillance

Liquidnets offices are equipped with keycard access controls and video surveillance. Liquidnets data centers are protected with a combination of keycard, biometric and video surveillance systems.

13. Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the Information Security department SRM Department should confidential information be detected in these communication channels.

14. Firewall and IDS protection

Liquidnets LNIs external network perimeters are protected by firewalls and intrusion detection systems. Liquidnet LNI engages a third-party consultant to perform annual external network security assessments.

Liquidnet Transparency Controls

Liquidnet LNI makes available to Members and buy-side cCustomers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and buy-side cCustomers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and buy-side cCustomers use the tool to make elections relating to certain liquidity sources and products and services that access the participants trading information. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

Item 7b.

Yes

Liquidnet Transparency Controls (described in the response to Item 7.a. of this Part II) involves two categories of settings: one category of setting relates to liquidity sources; the other category of setting relates to data usage. This response focuses on the settings in Liquidnet Transparency Controls that relate to data usage.

There are four settings in Liquidnet Transparency Controls that relate to data usage, as follows:

* Liquidnet LNI community advertising. LiquidnetLNI community advertising refers to any trade advertising that is limited to Liquidnet LNI Members and customersCustomers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet LNI sales coverage, third-party EMSs and OMSs of Members and customers Customers and Member and customer

19

Customer chat rooms. By default, Members and Ceustomers are opted-inopted in to intra-day (including real-time) Liquidnet LNI community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers Customers can opt-out of intra-day Liquidnet LNI community advertising of their trades.

* External trade advertising. External trade advertising refers to any trade advertising that is not limited to Liquidnet LNI Members and customersCustomers. External trade advertising includes Bloomberg advertising. By default, Members and customers Customers are opted-inopted in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers Customers can opt-out of intra-day external advertising. After T+20, LNI can disclose executed trades to current and prospective Members and customersCustomers, regardless of whether the parties to the trade have opted out of community or external advertising.

* Trading Desk and Business Development personnel access to execution data. By default, Trading Desk and Business Development personnel can view all executions by the participants that they cover, regardless of the order type. A Member or customer can elect through Liquidnet Transparency Controls to restrict Trading Desk and Business Development personnel to only view the Members or customers Customers algo executions (including surge capture and residuals).

* Targeted invitations. A Qualifying Member elects whether to receive targeted invitations through Liquidnet 5. Participation in this functionality is subject to opting-in through Liquidnet Transparency Controls because the sender of a manual targeted invitation is notified whether there is at least one recipient for the targeted invitation. See the response to Item 15 of Part III for additional detail.

The only Pparticipants that can make elections through Liquidnet Transparency Controls are Members and customersCustomers. Brokers LPs cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet LNI community and external advertising, subject to the following exception:

* Transition managers can make elections through Liquidnet Transparency Controls.
* LNI, at its sole discretion, may grant LPs with the option to opt-out of intra-day external advertising and instead opt-in to the least aggressive option available for external advertising in those markets.

Participants cannot opt-out from Liquidnet LNI community advertising after T+20. In other words, after T+20, LNI can disclose any executions to any existing or prospective Member or customerCustomer.

Regardless of any opt-in, LNI does not identify the Pparticipant in any of the communications described above.

Upon request by a Member or customerCustomer, LiquidnetLNI may, in its sole discretion, limit access by Trade Coverage and Trading Desk personnel to a Members or customers Customers order and execution data.

Item 7c.

Yes

A ~~participant~~ Participant can update any existing default or election in Liquidnet Transparency Controls by updating the Liquidnet Transparency Controls website or by instructing its sales or trading coverage to implement the requested change.

Upon request by a Member or Customer, ~~Liquidnet~~LNI may, in its sole discretion, limit access by Trade Coverage or Trading Desk personnel to a Members or Customers order and execution data.

Item 7d.

The following is a summary of the roles and responsibilities in ~~Liquidnet~~ LNI that have access to trading information, the trading information that is accessible by the employees in these roles and the basis for the access. ~~These employees can be located in the US or other Liquidnet regions, as Members and Customers outside the US can trade US equities through the Liquidnet ATSs in an equivalent manner to US Members and Customers. Some of these roles/functions may be combined in certain Liquidnet regions, as described below.~~

1. ~~A.~~ Trade Coverage personnel

Roles and responsibilities

Trade Coverage personnel ~~sit on the Sales desk. Their role is to~~ facilitate negotiations and executions involving Members and Customers, monitor Member and Customer orders that interact with the ~~Liquidnet~~ LNIs ATSs and/or external venues (including algorithmic orders), and respond to inquiries and diagnose issues. While Trade Coverage personnel cannot execute Member or Customer orders, they may recommend order modifications, where appropriate. In real-time, Trade Coverage personnel may also troubleshoot an order that is not performing properly, where instructed by a ~~Customer;~~Participant troubleshooting can include modifying the parameters of the order. Trade Coverage personnel can communicate real-time or historical ~~Liquidnet~~ LNI trade execution data to Members and Customers, subject to compliance with participant Transparency Controls settings. Trade Coverage personnel can also communicate real-time or historical public or readily available execution data to Members and Customers; for example, to notify Members and Customers of the closing volume in a stock in the overall market for one or more prior days. Readily available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade coverage personnel can also provide various transaction cost analysis (TCA) reports and/or trading analytics to Members and Customers. ~~This includes providing a description of the analytics and distributing reports provided by other Liquidnet personnel.~~ Trade Coverage personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Through various internal support tools, Trade Coverage personnel can view: Members and Customers order and execution information, including, but not limited to, live and broken match data (including potential match quantity); negotiation histories; ~~Liquidnet~~ LNI algo (including both low touch and high touch orders), Liquidnet-only, LN auto-ex, automated negotiation and targeted invitation orders created by Members and Customers; activity relating to specific ~~Liquidnet~~ LNI products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, Customer, and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can also view information relating to the traders at Members or Customers (t~~T~~raders) who access the Negotiation ATS, including, but not limited to: whether or not the trader is logged in; the t~~T~~raders current number of indications in the System and the shares and principal value represented by those indications; number, shares and principal value of outside and invalid indications; and the t~~T~~raders historical executed ADV through the System.

Indications means the non-binding expressions of trading interest that a Member transmits to ~~Liquidnet~~ LNI from the Members OMS. Indications are non-binding because a further affirmative action is required by the t~~T~~rader before an execution can occur. See the responses to Items 11.a. and 11.c. of Part III for additional detail.

Upon request by a Member or Customer, ~~Liquidnet~~ LNI may, in its sole discretion, limit access by Trade Coverage personnel to a Members or Customers order and execution data.

Member, Customer, and Trader performance and activity through ~~Liquidnet~~LNI.

Trade Coverage personnel have access to reports on Member, Customer and ~~T~~trader performance and activity through the System~~., including positive action rates (PAR) and realization rates of individual Members and their Traders. Realization rate is the percentage of matched shares executed by a party. Reports can be broken out by date, country, sector, market cap and similar aggregated categories. These reports do not include symbol information. Reports can include for the relevant period data on matched liquidity, match rate, contra PAR, contra realization rate, trading revenue and percentage of volume traded through different order types.~~

Reports also can include data on indications received from a Member by instrument type, including aggregate number of indications, principal value or shares and the time of the most recent indication received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

~~These reports can be product specific. Examples of product-specific information would be the number of proposed orders submitted by a Member, Customer or Trader to the algo ranking model, the number of targeted invitations sent or received by a Member, Customer, or Trader, the number and size of executions resulting from targeted invitations sent or received by a Member, Customer, or Trader, and response rates on targeted invitations sent or received by a Member, the number of indications or orders sent by a Member, Customer, or Trader, the number of SuperBlock related matches by a Member, Customer, or Trader, the number and size of executions resulting from SuperBlock related matches by a Member, Customer, or Trader, and response rates on SuperBlock related matches by a Member, Customer, or Trader.~~

~~Transition of personnel from Trade Coverage to Business Development role~~

~~For a limited time period Trade Coverage personnel transitioning to a Business Development role~~

~~can perform both functions on the same day but at different times of the day.~~

~~Sales supervisory personnel~~

~~Personnel with management and supervisory responsibility for Trade Coverage personnel have access to the same information available to the Trade Coverage personnel whom they supervise.~~

~~B~~2. Trading Desk personnel

Roles and responsibilities

Trading Desk personnel sit on the trading desk ~~in the applicable region~~. They can trade orders sent to the desk by a ~~Customer~~ Participant in accordance with the ~~Customers~~ Participants instructions. Through the EMS used by the Trading Desk:

* Trading Desk personnel handle, troubleshoot and monitor all high-touch ~~Customer~~ Participant orders.
* Trading Desk personnel also can view and monitor low-touch Member and Customer algo orders and provide consultative support to Members and Customers in connection with these orders.

Trade Coverage personnel can perform the Trading desk function on a back-up basis. In such cases, Trade Coverage personnel will not have access to internal Trade Coverage support tools.

Trading desk personnel provide services for the non-ATS portion of LNIs business.

Access to data

Through internal support tools, Trading Desk personnel can view execution information of Members and Customers relating to their trading desk and algo orders. ~~Trading Desk personnel can see whether trading desk orders and algo orders were crossed by Liquidnet in one of its ATSs or executed on an external venue.~~ Trading Desk personnel can view whether an execution resulted from a targeted invitation or SuperBlock.

Trading Desk personnel cannot view matching indications.
Upon request by a Member or Customer, LNI may, in its sole discretion, limit access by Trading Desk personnel to a Members or Customers order and execution data.

~~Trading Desk supervisory personnel~~

~~Personnel with management and supervisory responsibility for trading desk activity can view Liquidnet trading activity for supervisory purposes.~~

~~C. Business Development~~

~~Roles and responsibilities~~

~~Business Development personnel are responsible for selling the different Liquidnet products,~~

including products available through the Liquidnet desktop application. Business Development can communicate real-time or historical Liquidnet trade execution data to Customers, subject to compliance with participant Transparency Controls settings. Business Development can provide trading analytics to Customers. This includes providing a description of the analytics that the Business Development is providing and distributing reports provided by other Liquidnet personnel.

Access to data

Business Development personnel have access to historical order and execution data for all Members and Customers in the primary regions that they cover (including data for any other regions in which those Members and Customers are trading). Business Development personnel do not have access to the Liquidnet EMS. A Member or Customer can elect through Transparency Controls to restrict Business Development personnel to only view the Members or Customers algo orders and executions (including surge capture and residuals).

~~D~~3. Execution Consulting & Quant Strategies personnel

Roles and responsibilities

~~Liquidnets~~ LNIs Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and Customers concerning the use and optimization of ~~Liquidnets~~ LNIs full suite of trading products. The personnel also support the design, research, and specification of ~~Liquidnets~~ LNIs product suite including, but not limited to, ~~Liquidnets~~ LNIs algorithms, quant models and analytics signals. Additionally, these personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. ~~Execution Consulting & Quant Strategies personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations.~~ Product Support personnel can escalate production issues to this team for research and resolution. Trade Coverage and Trading Desk personnel also may escalate to the Execution Consulting & Quant Strategies team Member and Customer queries relating to trading decisions made by ~~Liquidnet~~ LNI products, such as algos. ~~Liquidnets~~ LNIs Execution Consulting & Quant Strategies personnel cannot engage in trading activity and cannot modify any parameters of a ~~Liquidnet~~ LNI algo order. Execution Consulting & Quant Strategies personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Execution Consulting & Quant Strategies personnel have access to all order, indication , match and execution information on an intraday basis. ~~They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations.~~

~~Liquidnets Execution Consulting & Quant Strategies personnel have access to the same transaction cost analysis tools as described above for Trade Coverage personnel.~~

~~Through other internal support tools, quantitative analytics personnel can view all execution information of Members and Customers and all Member and Customer algo order and execution information. Execution Consulting & Quant Strategies personnel also have access to all LNI order and execution information for model development and research.~~

~~Broken match data~~

~~Through a Liquidnet reporting tool, Execution Consulting & Quant Strategies personnel have access to data relating to broken matches. The purpose of this access is to enable Execution Consulting & Quant Strategies personnel to address Member queries relating to broken matches. For this purpose, matches can consist of matches with contra-indications and matches with contra-orders from Members and Customers. Execution Consulting & Quant Strategies personnel can access all data relating to broken matches for this purpose.~~

~~A Members consent is required before Execution Consulting & Quant Strategies personnel can access this data on behalf of a Member. The consent of contras is not required, but the contras are not identified through this reporting tool.~~

~~Execution Consulting & Quant Strategies personnel can provide their analysis to the requesting Member with respect to the match to which the Members query relates (but without providing any contra information) or with respect to the Members matches in general.~~

~~Targeted invitation analysis~~

~~In connection with providing analysis for surveillance monitoring of targeted invitations, Execution Consulting & Quant Strategies personnel have intra-day and historical access to the relevant details of targeted invitations sent by Members.~~

~~SuperBlock matching analysis~~

~~In connection with providing analysis for surveillance monitoring of SuperBlock matches, Execution Consulting & Quant Strategies personnel have intra-day and historical access to the relevant details of SuperBlock orders and indications sent by Members or Customers.~~

~~E~~4. Commission Management Services personnel

Roles and responsibilities

~~Liquidnets~~ LNIs Commission Management Services personnel provide commission management services including commission aggregation, commission analyzer and broker vote services. Commission Management personnel provide services for the non-ATS portion of LNIs business.

Access to data

~~Liquidnets~~ LNIs Commission Management Services personnel have access to all LNI trade and allocation information.

~~F~~5. ~~Sales~~ Business Analytics group personnel

Roles and responsibilities

The ~~Sales~~ Business Analytics team provides data and reports to internal ~~Liquidnet Customers~~LNI personnel , such as Corporate Leadership, Sales, Project Management, and Marketing, for use in monitoring, developing and enhancing ~~Liquidnets~~ LNIs products and services as well as in support of ~~Liquidnets~~ NIS sales and marketing efforts. In addition, ~~Sales~~ Business Analytics personnel provide Members and Customers with analysis and reporting that offers Members and Customers insight into how they are using ~~Liquidnets~~ LNIs products and services. ~~Sales~~ Business Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

~~Sales~~ Business Analytics personnel have access to indication, order, and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the ~~Sales~~ Business Analytics group to employees in other groups if those employees are authorized, pursuant to ~~Liquidnets~~ LNIs policies, to have access to the associated data. ~~Sales Analytics personnel also have access to one or more internal TCA tools to run TCA reports for participants.~~

~~G~~6. Product Support ~~and Implementation~~ personnel

Roles and responsibilities

~~Product Support and Implementation personnel are part of Liquidnets Member Services group.~~ Product Support ~~and Implementation~~ personnel assist with implementation of participants, maintain up-time of the System, support connectivity with participants, and assist in resolving technical and functional issues affecting participants in their use of the System. Product Support and Implementation personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

~~Liquidnets~~ Product Support personnel have access to indication, order, and trade information in the database and through the various ~~Liquidnet~~ LNI support tools to assist in addressing technical and functional issues affecting Members and Customers. Product Support ~~and Implementation~~ personnel also have access to logs from each Members ~~Liquidnet~~ LNI desktop trading application and OMS interface with ~~Liquidnet~~ LNI to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the System, and suggesting technical improvement to a Members interface.

~~H~~7. Trade Services personnel

Roles and responsibilities

~~Trade Services is part of Liquidnets Member Services group.~~ Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Trade Services personnel have access to Member and Customer execution, account, allocation and settlement information and the full quantity of any executed order.

I.8. ~~Enterprise Technology Services~~ IT Infrastructure personnel

Roles and responsibilities

IT Infrastructure personnel ~~Liquidnets Enterprise Technology Services (ETS) group~~ maintains the computers, networks, databases and connectivity that comprise the ~~Liquidnet~~ LNI System. ETS personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

A subset of the IT Infrastructure , such as but not limited to Database Administration ~~A subset of the ETS group (Production Support and Database Administration)~~ has access to indication, order, execution, and other trading information to troubleshoot production and System issues, when directed by the Product Support group. ~~These ETS personnel are located in a keycard protected area and are on a separate network segment from other Liquidnet personnel for certain activities.~~
~~J.   Enterprise Technology Services personnel~~

~~Roles and responsibilities~~

~~Enterprise Technology Services (ETS) group maintains the computers, networks, databases, and connectivity that comprise the Liquidnet System. ETS personnel provide services for the ATS and non-ATS portions of LNIs business.~~

~~Access to data~~

~~A subset of the ETS group (Production Support and Database Administration) has access to indication, order, execution, and other trading information to troubleshoot production and System issues, when directed by the Product Support group. These ETS personnel are located in a keycard protected area and are on a separate network segment from other Liquidnet personnel for certain purposes.~~

9. Software Development and Quality Assurance personnel

Roles and responsibilities

Software Development and Quality Assurance personnel are responsible for development, enhancement, and maintenance of the software components of the ~~Liquidnet~~ LNI System. Software Development and Quality Assurance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

These personnel have access to indication, order, execution, and other trading information on a real-time basis in connection with the performance of their duties.

10. Product personnel

Roles and responsibilities

Product ~~group~~ personnel is responsible for the design and enhancement of ~~Liquidnets~~ LNIs trading products. Product personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Product personnel have access to indication, order, execution and other trading information for the products that they work on (for example, the ~~Liquidnet~~ LNI desktop trading application, algos, TCA and commission management).

Product personnel can access and analyze trader usage data to enhance ~~Liquidnets~~ LNIs products. An example of analyzing trader usage data would be to identify the conditions under which a trader is more likely to respond to a targeted invitation.

Members of the Product group have access to reports on Member and trader performance and activity through ~~Liquidnet~~LNI, as described above in the Sales coverage section. These reports are not symbol-specific and do not include symbol-level information.

In addition, designated members of the Product group have access to the EMS used by the LNI ~~trading desk~~Trading Desk and Trade Coverage personnel. This access is to assist LNI in responding to inquiries from Members and Customers relating to System functionality in connection with day-to-day trading activity by Members and Customers. ~~Designated members of the Product group with responsibility for internal support tools have access to the same data as Member Services personnel.~~

11. Business Intelligence personnel

Roles and responsibilities

The Business Intelligence ~~(BI) team~~personnel develop~~s~~ reports for use by internal groups, including ~~Sales~~ Business Analytics, ~~Corporate~~ Senior Leadership, Sales, and Marketing, for use in monitoring, developing, and enhancing ~~Liquidnets products~~LNIs products and services as well as in support of ~~Liquidnets~~ LNIs sales and marketing efforts. Business Intelligence personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Business Intelligence~~BI~~ personnel have access to indication, order, execution and other trading information in the ~~Liquidnet~~ LNI database that includes all order and other trading information.

28

Reports, which can include trading information, may only be provided by the Business Intelligence group to employees in other groups if those employees are authorized, pursuant to ~~Liquidnets~~ LNIs policies, to have access to the associated data.

12. Legal and~~,~~ Compliance ~~and SRM~~ personnel

Roles and responsibilities

Legal and Compliance personnel are responsible for working with the business units to establish and enforce legal and compliance policies. ~~Compliance includes the Liquidity Watch monitoring and surveillance function.~~

~~Security and Risk Management (SRM) personnel are responsible for working with the business units to establish and enforce Liquidnets policies relating to information security. CRM System contains standard information relating to participants, including participant contact information, participant actual and target revenue information, participant trading volume information (not symbol-specific), the status of support incidents, and reports on participant meetings and calls.~~ Legal, and Compliance ~~and SRM~~ personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

~~Liquidity Watch personnel have access to indication, order, execution and other trading information as well as commission aggregation information as part of their ongoing surveillance activity.~~ Legal and ~~, Compliance and SRM personnel~~ Compliance personnel are permitted to access trading information in fulfilling their responsibilities, including for the conduct of investigations.

13. Risk Personnel

TPIAH maintains an organization-wide operational risk management program that includes ongoing assessments of strategic, environmental, financial, compliance, security and operational risks.

Access to data

As part of these responsibilities, these designated members of the Risk department have access to trading information after the end of the trading day.

14. Credit Risk personnel

These personnel manage the credit risk exposure of LNI, set credit limits for Participants, perform periodic credit reviews of Participants and monitor credit limits on a daily basis.

Access to data

As part of these responsibilities, these designated members of the Credit Risk department have access to trading information during the trading day.

15. Information Risk personnel

These personnel are responsible for working with the business units to establish and enforce LNIs policies relating to information security, including ATS and non-ATS policies.

Access to data

Information Risk personnel are permitted to access trading information in fulfilling their responsibilities, including for the conduct of investigations.

13.16.   Finance personnel

Roles and responsibilities

Designated members of the Finance team have responsibility for accounts payable and receivable operations in connection with the operation of ~~Liquidnets~~ LNIs business. Finance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

As part of these responsibilities, these designated members of the Finance Department have access to trading information after the end of the trading day.

~~M.   Trading Analytics personnel~~

~~Roles and responsibilities~~

~~Trading analytics personnel (also referred to as analytics personnel) are involved in the development, sale and support of Liquidnets analytics products and services, including analytics provided through the Liquidnet desktop application, analytics provided through other software products developed by Liquidnet affiliates, and analytics provided by Liquidnet personnel through reports and individual or group communications, as described in the next sub-section. Trading Analytics personnel may be associated with LNI or an affiliate. Trading Analytics personnel provide support for the non-ATS portion of LNIs business.~~

~~Trading analytics~~

~~Liquidnet makes available to Members and Customers analytics provided by one or more Liquidnet affiliates, including Liquidnet Technologies Europe Limited (LTEL). Liquidnet can make these analytics available through the Liquidnet desktop application, a Members or Customers EMS and/or via API. Sales and trading personnel can send analytics to Members and Customers together with a description of the analytics being provided. Certain Liquidnet personnel can generate reports based on these analytics and third-party data and analytics and send these reports to Members and Customers directly or through Liquidnet sales and trading personnel.~~

~~These analytics can include the following categories of data for a stock:~~

~~*   performance~~
~~*   spread~~

* trading volume
* volatility
* trading activity by control persons
* short interest
* posted liquidity

The analytics described in this section are based on market-wide trading activity. Liquidnet sales and trading coverage personnel have access to these analytics. When providing analytics for a list of stocks or all of a participants indications through the Liquidnet desktop application, the analytics may identify outliers (for example, a stock with a recent significant price movement). Members and Customers can maintain and receive analytics for one or more watchlists of stocks. With prior consent, Liquidnet sales and trading coverage personnel may also have access to a participants watchlists for purposes of providing consultative support.

Liquidnet, in its sole discretion, determines whether to make any trading analytics available to a Member or Customer and, if so, under what conditions. These conditions may include Liquidnet charging a fee for the service.

Access to data

Analytics personnel have access to information relating to trader usage of features of the Liquidnet desktop trading application, including analytics provided to traders relating to individual stocks.

Liquidnet may also provide notifications to a trader relating to a traders activity through the System or information that a trader could otherwise see or have seen through the Liquidnet desktop trading application. The analytics provided by Liquidnet are based on overall market activity and not based on Liquidnet-specific activity. The sending of analytics or a notification to a trader can be based on the indications provided by the traders firm to Liquidnet or the traders activity through Liquidnet.

In addition, product personnel can engage analytics personnel to assist in conducting an analysis of trader usage data for other products. When performing this function, analytics personnel are provided access to trader usage data but without identifying trader or participant names. Analytics personnel access this data through Liquidnet Systems.

For purposes of analyzing various factors relating to block executions, targeted invitations and other trading System activity, Liquidnet can provide analytics personnel with information relating to orders (including algo and non-algo orders), executions, targeted invitations and associated events, and other relevant trading System activity for analysis by Liquidnets analytics software, including software provided by LTEL and/or other affiliates. LTEL quantitative analysts have access to this information solely for purposes of facilitating this analysis. This data is provided on a T+1 basis, and participant identities are masked.

Qtech

Liquidnet outsources development and support work to Qtech (UK) Limited, a UK- formed technology consulting firm, and its affiliate, Qtech Analytics Private Limited, a company organized in India (Qtech India). Qtech personnel work in London and in India. Qtech employees work in a data center in India that includes employees of MSBC Group (Qtech Indias parent company) and employees of other companies owned by MSBC. Qtech employees can access information relating to Liquidnets and affiliates products and participant usage of such products in connection with their development and support roles. Qtech support personnel can access indication information for all indications of Members that are enabled for trading analytics through the Liquidnet desktop application. This support function may include Qtech personnel assisting with the creation of a watchlist of specific securities at a Members request based on the Members prior indications. This data is recorded on specific servers to which Qtech personnel have access; these servers are located in Liquidnet data centers in the US and Europe. These servers also record indication information of a participant during any period of time when a participant has the blotter window open in the desktop application, even if the participant is not enabled for trading analytics through the Liquidnet desktop application. The data above includes Member and user names. With prior authorization, Qtech personnel may also access historical trading information, including indication data, to assist Software Development and Business Intelligence teams with other development projects on an as-needed basis.

Qtech personnel may provide development and support services for other companies owned by MSBC Group and their clients.

17. Management personnel ~~access to aggregated liquidity information~~

To assist LNIs Senior leadership and sales management personnel in evaluating LNIs business performance, these personnel may have access to order, execution, and other trading information. Management personnel provide services for the ATS and non-ATS portions of LNIs business.~~To assist Liquidnets corporate leadership and sales management personnel in evaluating Liquidnets business performance, these personnel have access on a next- day basis to reports that include aggregated quantity of Member liquidity, broken out between buy and sell liquidity. This data is aggregated and is not broken out by Member. Examples of these aggregated categories may include country; sector; symbol; index and market cap (e.g., large, mid, small and micro). Liquidity information is based on the order quantity from a Members OMS or other indication quantity communicated by a Member to Liquidnet. Management personnel provide services for the ATS and non-ATS portions of LNIs business.~~

18. Aggregated data

In addition to the above, ~~Liquidnet~~ LNI can provide trading data to employees where the data is not symbol-specific and is broken out by category, including but not limited to: country; sector; index and market cap (e.g., large, mid, small and micro). This data is used for business planning, sales and marketing purposes.

19. Internal support tools

Through ~~Liquidnet~~ LNI internal support tools, ~~Liquidnet~~ LNI sales and trading personnel have access to Member and Customer configuration settings in order to respond to Member and Customer requests. Examples of these types of settings include Member and Customer names, usernames (including trader names), Transparency Controls settings and whether a Member or Customer is enabled for specific ~~Liquidnet~~ LNI products such as trading analytics, targeted invitations, or ~~Liquidnet~~ LNI algos. Personnel can view Member and Customer settings for all regions and users. These internal tools do not contain trading data.

20. Internal dashboards

Through various internal dashboards, ~~Liquidnet~~ LNI personnel and their supervisors have access to the following:

* Data that they are otherwise authorized to view based on their function, as expressly described in the specific section above relating to their specific function.

* Data that is not symbol-specific relating to revenue, volume and product usage. This data can be broken out by Member or Customer and individual trader. This data can include data described below that is not symbol specific.

21. Data that is not symbol-specific

~~Liquidnet~~ LNI personnel in the following departments have access to data relating to ~~Customer Participant~~ and trader activity through ~~Liquidnet~~ LNI that is not symbol specific (non-symbol data): ~~Business Development;~~ Business Intelligence; Trade Coverage, Trading Desk; Commission Management; Compliance; Risk; Senior~~Corporate~~ Leadership; ~~ETS; Liquidity Partnerships personnel~~; Execution Consulting & Quant Strategies personnel; Finance; Product; Product Support; ~~Sales~~ Business Analytics; Technology; Trade Coverage; and Trade Services ~~and Trading Analytics~~.

~~Non-symbol data provides information on individual Member and trader usage of Liquidnets trading and analytics products, including the frequency of specific actions taken by a Member or trader through the System. The following are examples of these actions: accessing the blotter screen; right-clicking on a symbol in the blotter screen; accessing the analytics monitor; receiving a match popup; right-clicking on a match tile; right-clicking on an analytics monitor bubble; and clicking in an analytics window. An internal user can further filter this data based on the category of analytics alert (for example, performance, short interest or valuation). The non-symbol data also includes per trader and Member information on indications made available to Liquidnet and associated events, including number of indications, number of unique symbols, total principal value of indications, total indication shares, average indication duration, resulting matches, resulting matches executed, average match reaction time, average order resting time. The non-symbol data also includes data relating to orders and resulting executions.~~